Exhibit 2.17

SHAREHOLDER GUARANTEE

This Shareholder Guarantee (this “Agreement”) is made and entered into as of January 18, 2023, by and among:

(1) Quality Industrial Corp. a Nevada corporation established under the laws of the State of Nevada with company IRS Employer identification number                     addressed at                                                                                              having John-Paul Backwell as the authorized representative and signatory for and on behalf of the company (hereinafter referred to as “QIND”).

(2) Gerab National Enterprises LLC, represented by Mr. Abdullah Sharafi (“Gerab”); and

(3) Mr. Saseendran Kodapully Ramakrishnan, an Indian National, holder of passport number                       a resident of United Arab Emirates, residing at                                                                                                                                      (“Ramakrishnan”).

(Gerab and Ramakrishnan will be referred to, collectively, as the “Guarantors”).

(QIND, Gerab and Ramakrishnan will be collectively referred to as the “Parties” and individually as a “Party”).

WHEREAS, the Parties are also parties to a Share Purchase Agreement and the Disclosure Letter of even date herewith, whereby Gerab is selling 39 shares and Ramakrishnan is selling 39 shares in Quality International Co Ltd FZC (the “Company”) to QIND and are entering this Agreement to guarantee that certain amount of the purchase consideration made by QIND under the Share Purchase Agreement will be sufficient and used by Guarantors or the Company (as the case may be, and in accordance with the Share Purchase Agreement) to retire the loan, and thereafter allow the shares to be transferred to QIND or its affiliates following a release of a banking facility that currently holds certain shares of the Company as collateral.

WHEREAS, the Guarantors are also guaranteeing that certain amount of the purchase consideration to be paid by QIND and received by the Guarantors or the Company (as the case may be, and in accordance with the Share Purchase Agreement) and be applied towards the settlement of certain loans from the National Bank of Fujairah PJSC and/or the Company Legacy Assets, as that is defined in the Share Purchase Agreement.

FOR VALUABLE CONSIDERATION, the receipt and sufficiency of which is hereby acknowledged, Guarantors agree as follows:

1.	Guarantee. Guarantors unconditionally and irrevocably guarantee to QIND that:

(a)	the purchase consideration to be paid by QIND under tranches 2 and 3 of the Share Purchase Agreement provides sufficient funds to fully retire the funded banking facility as of 31 December 2022 with National Bank of Fujairah PJSC.

(b)	they have obtained a no objection confirmation letter from the National Bank of Fujairah PJSC to the transfer of the Shares (as defined in the no objection confirmation letter) to the new beneficiary corporate shareholder Quality Industrial Corp or its affiliates as per the terms of the Share Purchase Agreement.

(c)	they have obtained permission from the National Bank of Fujairah PJSC to the partial clearance of the pledge of equity shares without delay following payment of tranche 2 and complete clearance of the pledge of equity shares following payment of Tranche 3 as per the Share Purchase Agreement.

(d)	that certain amount of the purchase consideration to be paid by QIND and received by the Guarantors not used to pay the aforementioned banking facility is paid directly into the Company and applied towards the settlement of Company Legacy Assets, as that is defined in the Share Purchase Agreement.

2. Indemnification. Furthermore, for good and valuable consideration received, Guarantors hereby agree to save and hold harmless QIND against any and all preexisting or current direct and non-consequential liabilities, claims, actions, suits, demands, obligations, damages, losses, indemnities or complaints (including reasonable expenses and professional fees incident thereto) and including any interest accruing thereon, filed, deposited, claimed, raised or made in relation to the Company and its liabilities and obligations according to the disclosures related to the encumbrances, legal disputes, liens, pledges, financial liability, undisclosed liabilities and other disclosures made in the Share Purchase Agreement from Clause 3 to Clause 6 and other representations and warranties and disclosures made in the Share Purchase Agreement, provided any such claim(s) by the Purchaser under this clause shall have a di minimis amount of USDl00,000 and the same shall be made prior to 31 December, 2024.

3. Fees. Each Party shall pay its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement (and any documents referred to in it. In the event of default by Guarantors under this Agreement, Guarantors jointly and severally agree to pay QIND’s reasonable attorneys’ fees if any action is brought to enforce the provisions of this Agreement.

4. Governing Law and Jurisdiction. The governing law and jurisdiction set forth in Clause 10.13 of the Share Purchase Agreement will be the governing law and jurisdiction under this Agreement.

5. Entire Agreement. This Agreement, the Share Purchase Agreement and the Disclosure Letter of even date herewith, and the documents and papers executed in accordance therewith constitute the entire transaction between the Parties hereto, and there have been no representations, warranties, covenants, or conditions except those specified in such documents and in the documents and papers executed in accordance therewith.

6. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which, when taken together, shall constitute one and the same instrument.

7. Successors and Assigns. This Agreement shall bind and inure to the benefit of the Parties hereto and their respective successors, and assigns, except as otherwise expressly provided herein.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth above.

GUARANTORS:

By:	/s/ Abdullah Sharafi
Name:	Abdullah Sharafi, duly authorized to sign on behalf of Gerab National Enterprises LLC

By :	/s/ Saseendran Kodapully Ramakrishnan
Name:	Saseendran Kodapully Ramakrishnan

QUALITY INDUSTRIAL CORP.:

By :	/s/ John-Paul Backwell
Name:	John-Paul Backwell
Title:	Chief Executive Officer